Company – Lend Lease Corporation Limited
File No 82-3498




03029765

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

1 September 2003


SEC MAIL
RECEIVED
PROCESSING
SEP - 5 2003
WASH, D.C.
188
SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

SUPPL

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

PROCESSED
SEP 1 1 2003
THOMSON
FINANCIAL

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
1 September 2003	Announcement to Australian Stock Exchange Appendix 3Z - Final Director's Interest Notice
1 September 2003	Australian Securities and Investments Commission Lodgement Form 484 – Change of Company Details

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 9/8



Lend Lease
CORPORATION

1 September 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Z – Final Director's Interest Notice

Please find attached Appendix 3Z (Final Director's Interest Notice) for Mr R E Tsenin, who retired as a Director of Lend Lease Corporation Limited on 31 August 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Lend Lease Corporation Limited
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Robert Eugene Tsenin
Date of last notice	8 January 2002
Date that director ceased to be director	31 August 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,000 Ordinary Shares in Lend Lease Corporation Limited (LLC)

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Employee Share Acquisition Plan	1,732 vested shares in Lend Lease Corporation Limited (LLC)

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A



ASIC
Australian Securities & Investments Commission



Change to company details

Form 484 — Corporations Act 2001

Section B

Section B may be lodged independently if no changes are to be notified via Sections A or C.

Use this form to notify ASIC of:
B1 **Appoint company officeholder**
B2 **Cease company officeholder**
B3 **Change to special purpose company status**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 C - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Lend Lease Corporation Limited

ACN/ABN
32 000 226 228

Continues on next page...

B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
(Select one or more boxes)

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name | Given names

Place of birth (town/city) | (state/country)

Date of Birth
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Former name
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name | Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (If applicable)
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Has the role been extended? (Select one box)

☐ Yes

☐ No

B1 Continued... Appoint another company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
(Select one or more boxes)

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date
[D D] / [M M] / [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name
Given names

Place of birth (town/city) (state/country)

Date of Birth
[D D] / [M M] / [Y Y]

Former name
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name
Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/City
State/Territory

Postcode
Country (if not Australia)

If an 'Alternate director', for whom
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name
Given names

Expiry date (If applicable)
[D D] / [M M] / [Y Y]

Has the role been extended? (Select one box)

☐ Yes

☐ No

B2 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
(Select one or more boxes)

[x] Director

[ ] Secretary

[ ] Alternate director — Person alternate for:

Date officeholder ceased

Date
31/08/03
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: Tsenin
Given names: Robert Eugene

Place of birth (town/city) (state/country): Hong Kong

Date of Birth
19/06/49
[D D] [M M] [Y Y]

B2 Continued... Cease another company officeholder

Role of ceased officeholder
(Select one or more boxes)

[ ] Director

[ ] Secretary

[ ] Alternate director — Person alternate for:

Date officeholder ceased

Date
__ __ / __ __ / __ __
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name:
Given names:

Place of birth (town/city) (state/country):

Date of Birth
__ __ / __ __ / __ __
[D D] [M M] [Y Y]

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below. Note: If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 2A of the Corporations (Fees) Regulations.

The change is

Commence
- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

A resigning officeholder's signature is not acceptable.

I certify that the information in this form is true and complete

Name

Susan June Sharpe

Capacity

- [ ] Director
- [x] Company secretary

Signature

S. Sharpe

Date signed

0 1 / 0 9 / 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [x] Signatory above
- [ ] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number



Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge